Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Trip.com Group Limited

攜程集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

RESULTS OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

We wish to announce that the proposed resolutions as set out in our notice of the 2025 Annual General Meeting of Shareholders dated May 20, 2025 were duly passed at our 2025 Annual General Meeting of Shareholders held on June 30, 2025.

Attached hereto as Schedule 1 is the full text of the press release issued by the Company on June 30, 2025 announcing the results of the 2025 Annual General Meeting of Shareholders held on June 30, 2025.

By Order of the Board Trip.com Group Limited James Jianzhang Liang
Executive Chairman of the Board

Singapore, June 30, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun and Mr. Rong Luo as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.

Schedule 1

Trip.com Group Announces Results of Annual General Meeting

SINGAPORE, June 30, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that the resolutions as set forth in its notice of annual general meeting have been duly adopted at the annual general meeting of shareholders held in Shanghai today.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406-4880 X 12229

Email: iremail@trip.com

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